Exhibit 1
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FOR IMMEDIATE RELEASE                                          10 September 2007



                              WPP GROUP PLC ("WPP")


 WPP Digital acquires Schematic, a leading interactive design, development and technology company, in the US

WPP Digital announces that it has acquired the entire issued share capital of Schematic, a leading interactive design, development and technology company in the US.

Founded in 1999, Schematic's expertise extends to all digital platforms, including the Web, interactive television, mobile devices and digital environments, and it is an industry leader in identifying and utilising emerging platforms. The award-winning agency also has considerable experience with media and entertainment companies, as well as with retailers, telecommunications and technology companies. Clients include Coca-Cola, Comcast, CondeNast, Disney, NBC Universal, Nokia, Panasonic, SanDisk, Target, Time Warner and Turner. Schematic is based in Los Angeles, with offices in New York, Boston, Atlanta and San Jose, Costa Rica, and employs 255 people.

Schematic's revenues for the year ended 31 March 2007 were US$29.6 million, with gross assets at the same date of US$8.0 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com